Filed Pursuant to Rule 424(b)(3)
Registration No. 333-176793

PROSPECTUS SUPPLEMENT
(To Prospectus dated November 10, 2011)

(Proposed Holding Company for Cheviot Savings Bank)
Up to 6,325,000 Shares of Common Stock
(Subject to Increase to up to 7,273,750 Shares)

This supplements the prospectus of Cheviot Financial Corp. dated November 10, 2011, and is directed to persons who have requested a prospectus with respect to placing an order in the community offering. This prospectus supplement should be read together with the prospectus.

We are extending the deadline to receive orders in the community offering.

In order to complete the offering of our common stock, we must sell at least 4,675,000 shares at $8.00 per share, or $37,400,000 of common stock, which is the minimum of our offering range. To facilitate the sale of additional shares, we are extending the deadline by which we must receive a signed and completed original stock order form, together with full payment payable to Cheviot Financial Corp., to 2:00 p.m., Eastern Time, on December 30, 2011.  You may submit your stock order form and payment by mail using the stock order reply envelope provided, by overnight delivery to our Stock Information Center at the address noted on the stock order form or by hand delivery to Cheviot Savings Bank’s main office, which is located at 3723 Glenmore Avenue, Cheviot, Ohio.  Hand-delivered stock order forms will only be accepted at this location.  We will not accept stock order forms at other Cheviot Savings Bank offices.  Please do not mail stock order forms to Cheviot Savings Bank.

We are increasing the number of shares that you may purchase in the offering.

We have increased the amount of stock that you may purchase.   You may now purchase up to 5% of the shares sold in the offering, which would be $1,870,000 (233,750 shares) at the minimum of the offering range, $2,200,000 (275,000 shares) at the midpoint of the offering range, $2,530,000 (316,250 shares) at the maximum of the offering range and $2,909,496 (363,687 shares) at the adjusted maximum of the offering range. This limit applies to you and to purchases by you together with any associates or persons who may be acting in concert with you (as defined in the prospectus).  The ownership limitations for current Cheviot Financial Corp. shareholders disclosed in the prospectus remain unchanged.

Completion of the conversion and offering is subject to certain conditions.

Completion of the offering remains subject to (1) approval of our plan of conversion and reorganization by Cheviot Mutual Holding Company’s members, (2) approval of our plan of conversion and reorganization by Cheviot Financial Corp.’s existing shareholders, (3) receipt of final regulatory approvals, including approval of an updated appraisal, and (4) the sale of at least 4,675,000 shares of common stock at $8.00 per share, which is the minimum of our offering range.  Meetings of members and shareholders are scheduled for December 28, 2011.

These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.  None of the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Ohio Division of Financial Institutions or any state securities regulator has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

Stifel Nicolaus Weisel

For assistance, contact the Stock Information Center, toll-free, at 1-(877) 643-8198.
The date of this prospectus supplement is December 21, 2011